EXHIBIT 99.1

Equinor ASA: Amendment of the programme for buy-back of shares to share programmes for employees announced 9 February 2022

Equinor ASA (OSE: EQNR, NYSE: EQNR) engaged on 9 February 2022 a third party to conduct repurchases of the company’s own shares to be used in the share-based incentive programmes for employees and management for the period from 15 February 2022 until 13 January 2023. The mandate was on 20 May 2022, and with effect from the same date, amended to reflect that the maximum price that can be paid per share purchased under the buy-back programme is increased from NOK 500 to NOK 1,000.

Shares acquired under the buy-back programme has in the period from 15 February 2022 to 13 May 2022 been based on the authorization from the annual general meeting on 11 May 2021. According to this authorization, the maximum number of shares that could be purchased in the market was 15,200,000, the minimum price that could be paid per share was NOK 50, and the maximum price was NOK 500. Share buy-back after the annual general meeting in 2022 was subject to a new authorization.

The annual general meeting authorized on 11 May 2022 the repurchase of up to 15,200,000 shares in market. The minimum price that can be paid for the shares is NOK 50, and the maximum price is NOK 1,000. The authorization was registered in the Norwegian register for business enterprises on 13 May 2022 and is valid until 30 June 2023.

Further information from:

Investor relations
Peter Hutton, senior vice president Investor Relations,
+44 7881 918 792 (mobile)

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584 (mobile)

This information is subject to disclosure obligations pursuant to the EU Market Regulation, cf. section 3-1 in the Norwegian Securities Trading Act, and section 5-12 of the Norwegian Securities Trading Act.